Exhibit 99.1

TAL Education Group Announces Repurchase of Convertible Senior Notes due 2026

BEIJING, August 27, 2021 – TAL Education Group (“TAL” or the “Company”) (NYSE: TAL) today announced that the Company has entered into definitive agreements with the holders of its existing 0.50% Convertible Senior Notes due 2026 (the “2026 Notes”) to repurchase the 2026 Notes (the “Repurchases”). The aggregate purchase price for the Repurchases will be an amount of cash equal to the sum of (i) $2.3 billion, the aggregate principal amount of the 2026 Notes, and (ii) accrued and unpaid interest calculated based on an interest rate of 0.50% per annum. The Repurchases are expected to be consummated in one or more closings by the end of December 2021.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Information regarding these risks and uncertainties is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group is a leading K-12 after-school tutoring services provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life”, which reflects our vision to promote top learning opportunities for Chinese students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive tutoring services to students from pre-school to the twelfth grade through three flexible class formats: small classes, personalized premium services, and online courses. Our tutoring services cover the core academic subjects in China’s school curriculum as well as competence oriented programs. The Company’s learning center network currently covers 110 cities. We also operate www.jzb.com, a leading online education platform in China. Our ADSs trade on the New York Stock Exchange under the symbol “TAL”.

For further information, please contact:

Echo Yan
Investor Relations
TAL Education Group
Tel: +86 10 5292 6658
Email: ir@tal.com